Filed Pursuant to Rule 433
Registration No. 333-180289
May 24, 2013
FREE WRITING PROSPECTUS
(To Prospectus dated March 22, 2012,
Prospectus Supplement dated March 22, 2012 and
Equity Index Underlying Supplement dated March 22, 2012)

HSBC USA Inc.
Leveraged Buffered Uncapped Market Participation Securities

▸ Leveraged Buffered Uncapped Market Participation Securities linked to a weighted basket consisting of the S&P MidCap 400® Index (75%)and the Russell 2000® Index (25%)

▸ Maturity of six years

▸ 1.18x – 1.28x (to be determined on the Pricing Date) uncapped exposure to any positive return of the reference asset

▸ Protection from the first 25% of any losses in the reference asset, with 1.3333% exposure to each 1% loss of the reference asset beyond -25%

▸ All payments on the securities are subject to the credit risk of HSBC USA Inc.

The Leveraged Buffered Uncapped Market Participation Securities (each a "security" and collectively the "securities") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The securities will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker-dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-17 of this free writing prospectus.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-9 of this document, page S-3 of the accompanying prospectus supplement, and page S-1 of the accompanying Equity Index Underlying Supplement.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per security	$1,000		
Total			

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-17 of this free writing prospectus.

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

HSBC USA Inc.

Leveraged Buffered Uncapped Market Participation Securities

Linked to a Weighted Basket Consisting of the S&P MidCap 400® Index and the Russell 2000® Index

Indicative Terms*

Principal Amount	$1,000 per security
Term	Six years
Reference Asset	A weighted basket consisting of the S&P MidCap 400® Index (75%) and the Russell 2000® Index (25%) (each, a "Reference Asset Component")
Upside Participation Rate	Between 118% and 128% (1.18x – 1.28x) exposure to any positive Reference Return (to be determined on the Pricing Date)
Buffer Value	-25%
Downside Leverage Factor	1.3333
Payment at Maturity per Security	**If the Reference Return is greater than zero**: $1,000 + ($1,000 × Reference Return × Upside Participation Rate). **If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Value**: $1,000 (zero return). **If the Reference Return is less than the Buffer Value**: $1,000 + [$1,000 × (Reference Return + 25%) x Downside Leverage Factor]. For example, if the Reference Return is -26%, you will suffer a 1.3333% loss and receive 98.6667% of the Principal Amount. If the Reference Return is less than the Buffer Value, you will lose up to 100% of your investment.
Reference Return	$\dfrac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$
Initial Value	See page FWP-4
Final Value	See page FWP-4
Pricing Date	May 30, 2013
Trade Date	May 30, 2013
Original Issue Date	June 4, 2013
Final Valuation Date†	May 30, 2019
Maturity Date†	June 4, 2019
CUSIP/ISIN	40432XFS5 /US40432XFS53

* As more fully described beginning on page FWP-4.

†Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying Equity Index Underlying Supplement.

The Securities

The Leveraged Buffered Uncapped Market Participation Securities are designed for investors who believe the Reference Asset will appreciate over the term of the securities. If the Reference Return is below the Buffer Value, then the securities are subject to 1.3333:1 exposure to any potential decline in the Reference Asset beyond -25%.

If the Reference Asset appreciates over the term of the securities, you will realize a return equal to 118% to 128% (to be determined on the Pricing Date) of the Reference Asset appreciation. If the Reference Asset declines, you will lose 1.3333% of your investment for every 1% decline in the Reference Asset beyond the Buffer Value.

The offering period for the securities is through **May 30, 2013**



Payoff Example

The table at right shows the hypothetical payout profile of an investment in the securities assuming a 115% (1.15x) Upside Participation Rate (the actual Upside Participation Rate will be determined on the Pricing Date and will be between 110% and 120%) and reflecting the Buffer Value of -25% and the 1.3333 (1.3333x) Downside Leverage Factor.

Reference Return	Participation in Reference Return	Securities Return
20%	1.18x uncapped upside exposure	23.60%
10%		11.80%
-10%	Buffer of -25%	0.00%
-25%		
-30%	1.3333x Loss Beyond Buffer	-6.67%
-45%		-26.67%

Information About the Reference Asset

The following graph illustrates the hypothetical daily historical performance of the MID/RTY Basket from May 20, 2008 through May 20, 2013 based on information from the Bloomberg Professional® service, as if the value of the Basket was made to equal 100 on May 20, 2008. The hypothetical historical performance reflects the performance the Basket would have exhibited based on (i) the actual historical performance of the Reference Asset Components and (ii) the assumption that no adjustment to the Official Closing Level of any Reference Asset Component occurred from May 20, 2008 through May 20, 2013. Neither the hypothetical historical performance of the Basket nor the actual historical performance of the Reference Asset Components should be taken as an indication of future performance.

We cannot give you assurance that the performance of the Basket will result in the return of your initial investment. You may lose up to 100% of your investment.



For further information on each Reference Asset Component, please see "Information Relating to the S&P MidCap 400® Index" or "Information Relating to the Russell 2000® Index", as applicable, on page FWP-13 or FWP-15, as applicable, and "The S&P MidCap 400® Index" or "The Russell 2000® Index", as applicable, in the accompanying Equity Index Underlying Supplement. We have derived all disclosure regarding the Reference Asset Components from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset Components.

HSBC USA Inc.
Leveraged Buffered Uncapped Market Participation Securities



Linked to a Weighted Basket Consisting of the S&P MidCap 400® Index and the Russell 2000® Index

The securities will have the terms described in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If the terms of the securities offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the Reference Return is less than the Buffer Value, lose up to 100% of your principal.**

This free writing prospectus relates to a single offering of securities, linked to the performance of a weighted basket (the "Reference Asset"). The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc., as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per security
Reference Asset:	MID/RTY Basket
Reference Asset Components:	S&P MidCap 400® Index ("MID") Russell 2000® Index ("RTY")
Component Weightings:	With respect to the MID, 75%, and with respect to the RTY, 25%.
Trade Date:	May 30, 2013
Pricing Date:	May 30, 2013
Original Issue Date:	June 4, 2013
Final Valuation Date:	May 30, 2019, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, and expected to be June 4, 2019. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Final Settlement Value:	*If the Reference Return is greater than zero,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: $1,000 + ($1,000 × Reference Return × Upside Participation Rate). *If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Value,* you will receive a cash payment on the Maturity Date of $1,000 per $1,000 Principal Amount (zero return). *If the Reference Return is less than the Buffer Value,* you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows: $1,000 + [$1,000 × (Reference Return + 25%) x Downside Leverage Factor]. Under these circumstances, you will lose 1.3333% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Value. For example, if the Reference Return is -26%, you will suffer a 1.3333% loss and receive 98.6667% of the Principal Amount. **If the Reference Return is less than the Buffer Value, you will lose up to 100% of your investment.**
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Upside Participation Rate:	Between 118% and 128% (to be determined on the Pricing Date)
Buffer Value:	-25%

Downside Leverage Factor:	1.3333
Initial Value:	Set equal to 100 on the Pricing Date.
Final Value:	The Reference Asset Closing Value on the Final Valuation Date.
Reference Asset Closing Value:	On any scheduled trading day, the Reference Asset Closing Value will be calculated as follows:
	100 × (1 + (sum of the Reference Asset Component Return multiplied by the respective Component Weighting for each Reference Asset Component))
	Each of the Reference Asset Component Returns set forth in the formula above refers to the return for the Reference Asset Component, which reflects the performance of the Reference Asset Component, expressed as the percentage change from the Initial Component Value of that Reference Asset Component to its Final Component Value.
Initial Component Value:	With respect to each Reference Asset Component, its Official Closing Level (as defined below) as determined by the calculation agent on the Pricing Date.
Final Component Value:	With respect to each Reference Asset Component, its Official Closing Level on the Final Valuation Date.
Official Closing Level:	The closing level of each Reference Asset Component on any scheduled trading day as determined by the calculation agent based upon the level displayed on the relevant Bloomberg Professional® service page (with respect to the MID, "MID <INDEX>", and with respect to the RTY, "RTY <INDEX>", any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Form of Securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40432XFS5 /US40432XFS53

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the securities.

GENERAL

This free writing prospectus relates to a single offering of securities linked to the Reference Asset. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of securities relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Equity Index Underlying Supplement dated March 22, 2012. If the terms of the securities offered hereby are inconsistent with those described in the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-9 of this free writing prospectus, page S-3 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

▸ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate).

If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Value, you will receive a cash payment on the Maturity Date of $1,000 per $1,000 Principal Amount (zero return).

If the Reference Return is less than the Buffer Value, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 25%) x Downside Leverage Factor].

Under these circumstances, you will lose 1.3333% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Value. For example, if the Reference Return is -26%, you will suffer a 1.3333% loss and receive 98.6667% of the Principal Amount. **You should be aware that if the Reference Return is less than the Buffer Value, you will lose up to 100% of your investment, subject to the credit risk of HSBC.**

Interest
The securities will not pay interest.

Business Day
A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed
If any payment is due on the securities on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Calculation Agent
We or one of our affiliates will act as calculation agent with respect to the securities.

Reference Sponsors
With respect to the MID, S&P Dow Jones Indices LLC, a subsidiary of The McGraw-Hill Companies, Inc., is the reference sponsor. With respect to the RTY, the Russell Investment Group is the reference sponsor.

INVESTOR SUITABILITY

The securities may be suitable for you if:

▶ You seek an investment with an enhanced return linked to the potential positive performance of the Reference Asset and you believe the value of the Reference Asset will increase over the term of the securities.

▶ You are willing to make an investment that is exposed to the negative Reference Return on a 1.3333-to-1 basis for each percentage point that the Reference Return is less than -25%.

▶ You are willing to accept the risk and return profile of the securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶ You are willing to forgo dividends or other distributions paid to holders of the stocks comprising the Reference Asset Components.

▶ You do not seek current income from your investment.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the securities to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the securities.

The securities may not be suitable for you if:

▶ You believe the Reference Return will be negative on the Final Valuation Date or that the Reference Return will not be sufficiently positive to provide you with your desired return.

▶ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1.3333-to-1 basis for each percentage point that the Reference Return is less than -25%.

▶ You seek an investment that provides full return of principal.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶ You prefer to receive the dividends or other distributions paid on the stocks comprising the Reference Asset Components.

▶ You seek current income from your investment.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the securities to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement and on page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the Reference Asset. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the securities described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "—General risks related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.
You will be exposed on a leveraged basis to the decline in the Final Value from the Initial Value beyond the Buffer Value of -25%. Accordingly, if the Reference Return is less than -25%, your Payment at Maturity will be less than the Principal Amount of your securities. You will lose up to 100% of your investment at maturity if the Reference Return is less than the Buffer Value.

Credit risk of HSBC USA Inc.
The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The amount payable on the securities is not linked to the level of the Reference Asset at any time other than on the Final Valuation Date.
The Final Level will be based on the Official Closing Level of the Reference Asset Components on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the Reference Asset appreciates prior to the Final Valuation Date but then decreases on the Final Valuation Date to a level that is at or below the Initial Level, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Reference Asset prior to that decrease. Although the actual level of the Reference Asset on the Maturity Date or at other times during the term of the securities may be higher than the Final Level, the Payment at Maturity will be based solely on the Official Closing Level of the Reference Asset Componets on the Final Valuation Date.

The securities will not bear interest.
As a holder of the securities, you will not receive interest payments.

Change in the level of one Reference Asset Component may be offset by change in the level of the other Reference Asset Component.
A change in the level of one Reference Asset Component as of the Final Valuation Date may not correlate with change in the level of the other Reference Asset Component. The level of one Reference Asset Component may increase, while the level of the other Reference Asset Component may not increase as much, or may even decrease. Therefore, in calculating the Final Value of the Reference Asset, increases in the level of one Reference Asset Component may be moderated, or wholly offset, by lesser increases or decreases in the level of the other Reference Asset Component. This effect is further amplified by the differing weights of the Reference Asset Components. Changes in the level of the MID, which is more heavily weighted in the Reference Asset, will have a larger impact than changes in the level of the RTY.

Changes that affect the Reference Asset Components will affect the market value of the securities and the amount you will receive at maturity.
The policies of each reference sponsor of the relevant Reference Asset Component concerning additions, deletions and substitutions of the constituents comprising that Reference Asset Component and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in that Reference Asset Component may affect the level of that Reference Asset

Component. The policies of each reference sponsor with respect to the calculation of the relevant Reference Asset Component could also affect the level of that Reference Asset Component. Any reference sponsor may discontinue or suspend calculation or dissemination of its Reference Asset Component. Any such actions could affect the value of the securities.

The securities are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.
The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.
While the Payment at Maturity described in this free writing prospectus is based on the full Principal Amount of your securities, the original issue price of the securities includes the agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

The securities lack liquidity.
The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts of interest may exist.
HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.
For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Small-capitalization risk.
The RTY tracks companies that may be considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the respective index level may be more volatile than an investment in stocks issued by larger companies. Stock prices of small-capitalization companies may also be more vulnerable than those of larger companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies, and are more susceptible to adverse developments related to their products.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Reference Asset relative to its Initial Value. We cannot predict the actual Final Value. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your securities. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Final Settlement Value on a $1,000 investment in the securities for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Securities" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount of securities to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples assume the following:

▸ Principal Amount: $1,000

▸ Hypothetical Upside Participation Rate: 118% (The actual Upside Participation Rate will be determined on the Pricing Date and will be between 118% and 128%)

▸ Downside Leverage Factor: 1.3333

▸ Buffer Value: -25%

Hypothetical Reference Return	Hypothetical Final Settlement Value	Hypothetical Return on the Securities
100.00%	$2,180.00	118.00%
80.00%	$1,944.00	94.40%
60.00%	$1,708.00	70.80%
25.00%	$1,295.00	29.50%
20.00%	$1,236.00	23.60%
10.00%	$1,118.00	11.80%
5.00%	$1,059.00	5.90%
2.00%	$1,023.60	2.36%
1.00%	$1,011.80	1.18%
0.00%	**$1,000.00**	**0.00%**
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-15.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-25.00%	**$1,000.00**	**0.00%**
-30.00%	$933.33	-6.67%
-40.00%	$800.00	-20.00%
-60.00%	$533.33	-46.67%
-80.00%	$266.67	-73.33%
-100.00%	$0.00	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The Reference Return is 2.00%.

Reference Return:	2.00%
Final Settlement Value:	**$1,023.60**

Because the Reference Return is positive, the Final Settlement Value would be $1,023.60 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 2.00% × 118%)

= $1,023.60

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by the hypothetical Upside Participation Rate when such Reference Return is positive.

Example 2: The Reference Return is -5.00%.

Reference Return:	-5.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return is less than zero but greater than the Buffer Value of -25%, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount (a zero return).

Example 2 shows that you will receive the return of your principal investment where the value of the Reference Asset declines by no more than 25% over the term of the securities.

Example 3: The Reference Return is -30.00%.

Reference Return:	-30.00%
Final Settlement Value:	**$933.33**

Because the Reference Return is less than the Buffer Value of -25%, the Final Settlement Value would be $933.33 per $1,000 Principal Amount, calculated as follows:

$1,000 + [$1,000 × (Reference Return + 25%) × Downside Leverage Factor]

= $1,000 + [$1,000 × (-30.00% + 25%) × 1.3333]

= $933.33

Example 3 shows that you are exposed on a 1.3333-to-1 basis to declines in the value of the Reference Asset beyond the Buffer Value of -25%. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.

INFORMATION RELATING TO THE S&P MIDCAP 400® INDEX

Description of the MID

The MID is comprised of 400 companies with mid-sized market capitalizations ranging from $850 million to $3.8 billion and covers over 7% of the United States equities market. The calculation of the value of the MID is based on the relative value of the aggregate market value of the common stocks of 400 companies as of a particular time compared to the aggregate average market value of the common stocks of 400 similar companies during the base period of June 28, 1991.

The top 5 industry groups by market capitalization as of May 20, 2013 were: Financials, Industrials, Information Technology, Consumer Discretionary, and Health Care.

In September 2012, S&P Dow Jones Indices LLC updated its index methodology so that, subject to several exceptions, shareholdings by specified types of insiders that represent more than 5% of the outstanding shares of a security are removed from the float for purposes of calculating the MID.

For more information about the MID, see "The S&P MidCap 400® Index" beginning on page S-14 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the MID

The following graph sets forth the historical performance of the MID based on the daily historical closing levels from May 20, 2008 through May 20, 2013. The closing level for the MID on May 20, 2013 was 1,212.30. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the MID should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the MID on the Final Valuation Date.

License Agreement

Standard & Poor's® and S&P® are registered trademarks of Standard & Poor's Financial Services LLC ("S&P"); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC. "Standard & Poor's®", "S&P MidCap 400®" and "S&P®" are trademarks of S&P and have been licensed for use by S&P Dow Jones Indices LLC and its affiliates and sublicensed for certain purposes by HSBC. The MID (the "Index") is a product of S&P Dow Jones Indices LLC, and has been licensed for use by HSBC.

The securities are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the holders of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly or the ability of the Index to track general market performance. S&P Dow Jones Indices' only relationship to HSBC with respect to the Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The Index is determined, composed and calculated by S&P Dow Jones Indices without regard to HSBC or the securities. S&P Dow Jones Indices has no obligation to take the needs of HSBC or the holders of the securities into consideration in determining, composing or calculating the Index. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the securities or the timing of the issuance or sale of the securities or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the securities. There is no assurance that investment products based on the Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within the Index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.   Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the securities currently being issued by HSBC, but which may be similar to and competitive with the securities. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the Index and the securities.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY HSBC, HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND HSBC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

INFORMATION RELATING TO THE RUSSELL 2000® INDEX

Description of the RTY

The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or NASDAQ, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

The top 5 industry groups by market capitalization as of April 30, 2013 were: Financial Services, Consumer Discretionary, Producer Durables, Technology and Health Care.

For more information about the RTY, see "The Russell 2000® Index" beginning on page S-21 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the RTY

The following graph sets forth the historical performance of the RTY based on the daily historical closing levels from May 20, 2008 through May 20, 2013. The closing level for the RTY on May 20, 2013 was 997.98. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the RTY should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the RTY on the Final Valuation Date.

THE MID/RTY BASKET

The following graph illustrates the hypothetical daily historical performance of the MID/RTY Basket from May 20, 2008 through May 20, 2013 based on information from the Bloomberg Professional® service, as if the value of the Basket was made to equal 100 on May 20, 2008. The hypothetical historical performance reflects the performance the Basket would have exhibited based on (i) the actual historical performance of the Reference Asset Components and (ii) the assumption that no adjustment to the Official Closing Level of any Reference Asset Component occurred from May 20, 2008 through May 20, 2013. Neither the hypothetical historical performance of the Basket nor the actual historical performance of the Reference Asset Components should be taken as an indication of future performance.

We cannot give you assurance that the performance of the Basket will result in the return of your initial investment. You may lose up to 100% of your investment.



SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the price to public set forth on the cover page of this free writing prospectus. Neither HSBC USA Inc. nor any of its affiliates will pay any underwriting discounts.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a security as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after December 31, 2013. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on January 1, 2014. Additionally, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the securities.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS

You should only rely on the information contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ Leveraged Buffered Uncapped Market Participation Securities Linked to a Weighted Basket Consisting of the S&P MidCap 400® Index and the Russell 2000® Index

May 24, 2013

FREE WRITING PROSPECTUS